FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 05, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

Information on an essential fact (event, action ) influencing financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 17.12.2002
Code of the fact (event, action): 1304715A17122002

Date of the Board of Directors meeting on which the resolutions to conclude transactions in whose completion there is an interest were adopted: 17.12.2002.

Quorum of the meeting: 7 members of the MTS OJSC are present. Quorum is secured.

Full wording of all adopted resolutions according to the Protocol of the Board of the Director’s meeting:

Hearing: Mr M.A. Smirnov presented information on additional financial resources for replenishment of MTS OJSC current assets as well as for acquisition of regional companies.

Resolution:

4.1. According to the Agreement of guarantee between MTS OJSC and Citybank CJSC granted for Telecom XXI OJSC’ obligations under the Agreement on Loan between Citybank CJSC and Telecom XXI OJSC:

4.1.1. In compliance with the Federal Law No. 208-FZ, Chapter XI, Dated 26 December, 1995 “On Joint Stock Companies” this transaction is a transaction with interest in it. According to this transaction MTS OJSC shall grant guarantee for Telecom XXI OJSC’ obligations under the Agreement on Loan between Citybank CJSC and Telecom XXI OJSC in the total principal amount of USD 10 million plus interest on the Loan at the rate of LIBOR + 3.5% per annum for one year.

4.1.2. Determine that terms and conditions of the Agreement of guarantee between MTS OJSC and Citybank CJSC for Telecom XXI OJSC’ obligations under the Agreement on Loan between Citybank CJSC and Telecom XXI OJSC as well as terms and conditions of the Agreement on Loan between Citybank CJSC and Telecom XXI OJSC correspond to the market terms and conditions.

4.1.3. Approve the Agreement of guarantee between MTS OJSC and Citybank CJSC for Telecom XXI OJSC’ obligations under the Agreement on Loan between Citybank CJSC and Telecom XXI OJSC.

4.1.4. Entrust MTS OJSC President to negotiate and sign the Agreement of guarantee at the price and on terms and conditions contemplated in the Agreement as well as perform any other action required for such agreement to be signed.

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: M.A. Smirnov

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

4.2. According to the Agreement of credit line to be granted in the total principal amount of USD 50 million and interest on the Loan at the rate of LIBOR + 3.25% per annum between MTS OJSC and Raiffeisen Bank CJSC with telecommunication equipment pledged in the amount of the credit line:

4.2.1. Determine that terms and conditions of the credit line correspond to the market terms and conditions.

4.2.2. Approve the Agreement of credit line between MTS OJSC and Raiffeisen Bank CJSC with telecommunication equipment pledged in the amount of the credit line.

4.2.3. Entrust MTS OJSC President to negotiate the Agreement of credit line and the Agreement on pledge of telecommunication equipment in the amount of the credit line and sign both agreements at the price and on terms and conditions contemplated in the agreements as well as perform any other action required for such agreements to be signed.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

4.3. According to the Agreement of guarantee for obligations of MTS JLLC to be signed between MTS OJSC and Citybank CJSC:

4.3.1. Determine that terms and conditions of the Agreement of guarantee correspond to the market terms and conditions.

4.3.2. Approve the Agreement on guarantee between MTS OJSC and Citybank CJSC.

4.3.3. Entrust MTS OJSC President to negotiate and sign the Agreement of guarantee at the price and on terms and conditions contemplated in the Agreement as well as perform any other action required for such agreement to be signed.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

4.4. According to the Agreement on syndicated loan between MTS OJSC and Credit Swiss First Boston with 100% equity stake of Telecom XXI CJSC pledged:

4.4.1. Determine that terms and conditions of the syndicated loan correspond to the market terms and conditions.

4.4.2. Approve the Agreement on syndicated loan between MTS OJSC and Credit Swiss First Boston.

4.4.3. Entrust MTS OJSC President to negotiate and sign the Agreement on syndicated loan at the price and on terms and conditions contemplated in the Agreement as well as perform any other action required for such agreement to be signed.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

4.5. According to the Agreement on 100% equity stake of Telecom XXI CJSC pledged for MTS OJSC’ obligations under the Agreement on syndicated loan between MTS OJSC and Credit Swiss First Boston:

4.5.1. Determine that terms and conditions of the Agreement on pledge correspond to the market terms and conditions.

4.5.2. Approve the Agreement on 100% equity stake of Telecom XXI CJSC pledged for MTS OJSC’ obligations under the Agreement on syndicated loan between MTS OJSC and Credit Swiss First Boston.

4.5.3. Entrust MTS OJSC President to negotiate and sign the Agreement on pledge of 100% equity stake of Telecom XXI CJSC at the price and on terms and conditions contemplated in the Agreement as well as perform any other action required for such agreement to be signed.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

4.6 Hearing: Mr M.A. Smirnov presented information on approval of MTS OJSC participation in issue and placement of Eurobonds of Mobile TeleSystems Finance S.A., MTS OJSC’ Subsidiary, in the amount of USD 400 million.

Resolution:

4.6.1. As far as MTS OJSC participation in issue and placement of Eurobonds of Mobile TeleSystems Finance S.A. will result in large-scale transactions to be made by MTS OJSC, determine that terms and conditions of MTS OJSC participation in issue and placement of Eurobonds of Mobile TeleSystems Finance S.A., including terms and conditions of Draft Agreement on purchase of Eurobonds (Annex No. 1), Draft Agreement on Issue of Eurobonds (Annex No. 2) and Draft Agreement on Loan between companies, correspond to the market terms and conditions.

4.6.2. Approve the Agreement on Purchase of Eurobonds between Mobile TeleSystems Finance S.A., MTS OJSC and a lead manager of the issue, that is the Bank Credit Suisse First Boston or its affiliated company, under which Eurobonds of Mobile TeleSystems Finance S.A. in the amount of USD 400 million with the repayment term of up to five years shall be sold to the managers of the issue on terms and conditions contemplated in Draft Agreement on purchase of Eurobonds.

4.6.3. Approve the Agreement on Issue of Eurobonds between Mobile TeleSystems Finance S.A., MTS OJSC and JPMorgan Chase Bank, that is a trustee, under which MTS OJSC shall be responsible to Eurobond holders and the trustee for obligations of Mobile TeleSystems Finance S.A. pertaining to Eurobonds including  the payment of principal loan amount and interest on Eurobonds as well as any other amount on terms and conditions contemplated in Draft Agreement on Issue of Eurobonds.

4.6.4. Approve the Agreement on Loan between Mobile TeleSystems Finance S.A. and MTS OJSC under which Mobile TeleSystems Finance S.A. shall grant to MTS OJSC a loan in the amount of USD 400 million with a repayment term of five years on terms and conditions contemplated in Draft Agreement on Loan.

4.6.5. Entrust Mr M.A. Smirnov, MTS OJSC President, to negotiate the final Draft Agreement on purchase of Eurobonds, Draft Agreement on Issue of Eurobonds and Draft Agreement on Loan between the companies and sign on behalf of MTS OJSC the said agreements as well as sign any other document, supplement or annexes required for Eurobonds of MTS Finance S.A. to be issued and placed.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5.7. Hearing: Mr M.A. Smirnov presented information on approval of the Agreement on Voluntary medical insurance contract for MTS OJSC employees for 2003.

Resolution:

1. Determine that the cost of Voluntary medical insurance contract for 3400 MTS OJSC employees in the amount of USD 3642241 corresponds to the market terms and conditions.

2. Approve Voluntary medical insurance contract between MTS OJSC and Rosno OJSC for 3400 MTS OJSC employees. MTS OJSC shall pay an insurance premium in the amount of USD 3642241 according to the order and on terms and conditions contemplated in Draft Contract that is a transaction with interest in it.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5.8. Hearing: Mr M.A. Smirnov presented information on MTS OJSC’ property insurance contract for 2003 to be signed.

Resolution:

1. Determine that the cost of Insurance Contract for MTS OJSC’ property with the balance sheet value of USD 781046209 shall be USD 5500000 (insurance premium) that corresponds to the market terms and conditions.

2. Approve MTS OJSC’property insuarance contract between MTS OJSC and Rosno OJSC, under which Rosno OJSC shall insure for 2003 MTS OJSC’ property with the balance sheet value of USD 781046209 and MTS OJSC shall pay an insurance premium in the amount of USD 5500000 in favour of Rosico OJSC according to the order and on terms and conditions contemplated in Draft Contract, that is a transaction with interest in it.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 27.12.2002
Code of the fact (event, action): 1804715A27122002

Issuer’ body which decided to conclude the transaction: Board of Directors.

Full name of the contracting party: Russian Insurance Company ROSNO Close Joint Stock Company

Location of the contracting party: 30, Oserkovskaya nab., 115184, Moscow, Russian Federation

Postal address of the contracting party: 30, Oserkovskaya nab., 115184, Moscow, Russian Federation

Date of transaction: 27.12.2002

Description of transaction: Agreement No. M2-1129302/32-05-32 on Voluntary medical insurance provides for organization and payment for medical services rendered to 3400 MTS OJSC employees in 2003 according to the order and on the terms and conditions contemplated in the Draft Contract. MTS OJSC pays an insurance premium in the amount of USD 3 642 241 according to the order and on the terms and conditions contemplated in Draft Contract.

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 27.12.2002

Code of the fact (event, action): 1804715A27122002

Issuer’ body which decided to conclude the transaction: Board of Directors.

Full name of the contracting party: Russian Insurance Company ROSNO Close Joint Stock Company

Location of the contracting party: 30, Oserkovskaya nab., 115184, Moscow, Russian Federation

Postal address of the contracting party: 30, Oserkovskaya nab., 115184, Moscow, Russian Federation

Date of transaction: 27.12.2002

Description of transaction: In accordance with the Agreement No. M4-1201802/32-05-32 on Property insurance ROSNO CJSC assumes obligations to cover damages of MTS OJSC’s property with balance sheet value of USD 781 046 209 in case of insurance event within 2003 according to the order and on the terms and conditions contemplated in Draft Contract. MTS OJSC pays an insurance premium in the amount of USD 5 500 000 according to the order and on the terms and conditions contemplated in Draft Contract.

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: 4 Marksistskaya Str., Moscow 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.12.2002

Code of the fact (event, action): 0304715A30122002

Full company name of the legal entity which participating interest has changed: T-Mobile International AG.

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Share in the issuer’s equity before the change: 0%

Share in the issuer’s equity after the change: 36,20%

Date from which a change in participating interest occurred: 30.12.2002

MTS OJSC President	M.A. Smirnov

1

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: 4 Marksistskaya Str., Moscow 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.12.2002

Code of the fact (event, action): 0504715A30122002

Full company name of the legal entity which share of votes in the issuer’s superior management body have changed: T-Mobile International AG.

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

The share of votes in the issuer’s superior management body before the change: 0%

The share of votes in the issuer’s superior management body after the change: 36,20%

Date from which a change in participating interest occurred: 30.12.2002

MTS OJSC President	M.A. Smirnov

1

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya Str., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.12.2002

Code of the fact (event, action): 0604715A30122002

Full company name of the legal entity which purchased 36.20% of the issuer’s registered common shares: T-Mobile International AG.

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Date from which a change in participating interest occurred: 30.12.2002

Events, which served as grounds for the said changes: Securities Purchase and Sale Agreement No. 11-12-02 A1 of 12.12.2002

MTS OJSC President	M.A. Smirnov

1

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: 4 Marksistskaya Str., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.12.2002

Code of the fact (event, action): 0304715A30122002

Full company name of the legal entity which participating interest has changed: DeTeMobil—Deutsche Telekom MobilNet GmbH.

Location: Landgrabenweg 151, 53227, Bonn, Germany

Postal address: Landgrabeweg 151, 53227, Bonn, Germany

Share in the issuer’s equity before the change: 36,20%

Share in the issuer’s equity after the change: 0%

Date from which a change in participating interest occurred: 30.12.2002

MTS OJSC President	M.A. Smirnov

1

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: 4 Marksistskaya Str., Moscow 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.12.2002

Code of the fact (event, action): 0504715A30122002

Full company name of the legal entity which share of votes in the issuer’s superior management body have changed: DeTeMobil—Deutsche Telekom MobilNet GmbH.

Location: Landgrabenweg 151, 53227, Bonn, Germany

Postal address: Landgrabeweg 151, 53227, Bonn, Germany

The share of votes in the issuer’s superior management body before the change: 36,20%

The share of votes in the issuer’s superior management body after the change: 0%

Date from which a change in participating interest occurred: 30.12.2002

MTS OJSC President	M.A. Smirnov

1

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 10.01.2003

Code of the fact (event, action): 1204715A10012003

Type of General Meeting: extraordinary

Form of General Meeting: in praesentia

Date of meeting: December 27, 2002

Place of meeting: 12/12 Pankratievsky per., Moscow, Russian Federation.

The total number of votes owned by shareholders—owners of MTS OJSC voting shares: 1,993,326,138 votes

The number of votes owned by MTS OJSC shareholders participating in the meeting: 1,982,629,500, which constitutes 99.46 % of the total number of votes owned by MTS OJSC shareholders.

Issues put to the vote:

1. To conduct the meeting elect E.G. Novitski to preside over the Extraordinary General Meeting MTS OJSC Shareholders.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned by the persons, who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The quorum with respect to this item is satisfied.

The number of votes gained by each voting choice:

IN FAVOR:—1,634,527,440 votes

AGAINST—zero votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: To conduct the meeting elect E.G. Novitski Chairman of the Extraordinary General Meeting of MTS Shareholders.

2. Elect Mikhail Alekseevich Smirnov as Mobile TeleSystems Open Joint Stock Company President (one-person executive body) for a three-year term starting from February 20, 2003.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned by the persons who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The quorum with respect to this item is satisfied.

The number of votes gained by each voting choice:

IN FAVOR—1,634,527,440 votes

AGAINST—zero votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: Elect Mikhail Alekseevich Smirnov as Mobile TeleSystems Open Joint Stock Company President (one-person executive body) for a three-year term starting from February 20, 2003.

3. Make amendment and additions to the Charter of Mobile TeleSystems Open Joint Stock Company.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned by the persons who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The quorum with respect to this item is satisfied.

The number of votes gained by each voting choice:

IN FAVOR—1,574,308,008 votes

AGAINST—60,219,432 votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: Make amendment and additions to the Charter of Mobile TeleSystems Open Joint Stock Company.

4. Approve the transaction between MTS OJSC, Cetel B.V. and Deutsche Telekom relating to the acquisition of a 16.33% share in the authorized capital of JV UMC as a transaction in whose performance there is an interest, for the total amount of 55 million US dollars.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned with respect to this agenda item by all persons included in the list of persons entitled to participate in the General Meeting and not interested in the completion of the transaction by the Company: 1,111,541,598 votes.

The number of votes owned by the persons who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The number of votes owned with respect to this agenda item by the persons not interested in the completion of the transaction and who participated in the General Meeting: 1,100,844,960 votes.

The quorum with respect to this item is satisfied.

The number of votes gained by each voting choice:

IN FAVOR—752,742,900 votes

AGAINST—zero votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: Approve transaction between MTS OJSC, Cetel B.V. and Deutsche Telekom relating to the acquisition of a 16.33% share in the authorized capital of JV UMC as a transaction in whose performance there is an interest, for the total amount of 55,000,000 (fifty five million) US dollars.

5. Approve the transaction dealing with the opening by MTS OJSC of an escrow account in ING Bank (London) for the purpose of depositing and subsequent payment of the acquisition price in accordance with the transaction dealing with the acquisition of a 16.33% share in the authorized capital of JV UMC from Cetel B.V.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned with respect to this agenda item by all persons included in the list of persons entitled to participate in the General Meeting and not interested in the completion of the transaction by the Company: 1,111,541,598 votes.

The number of votes owned by the persons who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The number of votes owned with respect to this agenda item by the persons participated in the General Meeting and not interested in the completion of the transaction: 1,100,844,960 votes.

The quorum with respect to this item is satisfied.

Number of votes gained by each voting choice:

IN FAVOR—752,742,900 votes

AGAINST—zero votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: Approve the transaction dealing with the opening by MTS OJSC of an escrow account in ING Bank (London) for the purpose of depositing and subsequent payment of the acquisition price in accordance with the transaction dealing with the acquisition of a 16.33% share in the authorized capital of JV UMC from Cetel B.V.

6. Approve the transaction dealing with the provision by MTS OJSC of a guarantee to Deutsche Telekom A.G. in respect of JV UMC obligations under Credit Facility Agreement No C02-97/UA of January 5, 1997.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned with respect to this agenda item by all persons included in the list of persons entitled to participate in the General Meeting and not interested in the completion of the transaction by the Company: 1,111,541,598 votes.

The number of votes owned by the persons who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The number of votes owned with respect to this agenda item by the persons participated in the General Meeting and not interested in the completion of the transaction: 1,100,844,960 votes.

The quorum with respect to this item is satisfied.

Number of votes gained by each voting choice:

IN FAVOR—752,742,900 votes

AGAINST—zero votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: Approve the transaction dealing with the provision by MTS OJSC of a guarantee to Deutsche Telekom A.G. in respect of JV UMC obligations under Credit Facility Agreement No C02-97/UA of January 5, 1997.

7. Approve the transaction dealing with the provision by MTS OJSC of a guarantee to Deutsche Telekom A.G. in respect of JV UMC obligations under Equipment Supply Agreement No W02-95/UA of November 1, 1995.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned with respect to this agenda item by all persons included in the list of persons entitled to participate in the General Meeting and not interested in the completion of the transaction by the Company: 1,111,541,598 votes.

The number of votes owned by the persons who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The number of votes owned with respect to this agenda item by persons participated in the General Meeting and not interested in the completion of the transaction: 1,100,844,960 votes.

The quorum with respect to this item is satisfied.

Number of votes gained by each voting choice:

IN FAVOR—752 742 900 votes

AGAINST—zero votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: Approve the transaction dealing with the provision by MTS OJSC of a guarantee to Deutsche Telekom A.G. in respect of JV UMC obligations under Equipment Supply Agreement No W02-95/UA of November 1, 1995.

8. Approve the transaction between MTS OJSC and Cetel B.V. under the Novation Agreement in accordance with which the rights and obligations of Cetel B.V. in respect of the acquisition of a 25% share in the authorized capital of JV UMC from Ukrtelecom OJSC on the basis of the Purchase and Sale Agreement are transferred to MTS OJSC.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned with respect to this agenda item by all persons included in the list of persons entitled to participate in the General Meeting and not interested in the completion of the transaction by the Company: 1,111,541,598 votes.

The number of votes owned by the persons who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The number of votes owned by the persons participated in the General Meeting with respect to this agenda item and not interested in the completion of the transaction: 1,100,844,960 votes.

The quorum with respect to this item is satisfied.

Number of votes gained by each voting choice:

IN FAVOR—752,742,900 votes

AGAINST—zero votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: Approve the transaction between MTS OJSC and Cetel B.V. under the Novation Agreement in accordance with which the rights and obligations of Cetel B.V. in respect of the acquisition of a 25% share in the authorized capital of

JV UMC from Ukrtelecom OJSC on the basis of the Purchase and Sale Agreement are transferred to MTS OJSC.

9. Approve the transaction between MTS OJSC and Cetel B.V. under the Novation Agreement in accordance with which the rights and obligations of Cetel B.V. in respect of the acquisition of a 26% share in the authorized capital of JV UMC from Ukrtelecom OJSC on the basis of the Option Agreement are transferred to MTS OJSC.

The number of votes owned by the persons included in the list of persons entitled to participate in the General Meeting with respect to this agenda item: 1,993,326,138 votes.

The number of votes owned with respect to this agenda item by all persons included in the list of persons entitled to participate in the General Meeting and not interested in the completion of the transaction by the Company: 1,111,541,598 votes.

The number of votes owned by the persons who participated in the General Meeting with respect to this agenda item: 1,982,629,500 votes.

The number of votes owned by persons participated in the General Meeting with respect to this agenda item and not interested in the completion of the transaction: 1,100,844,960 votes.

The quorum with respect to this item is satisfied.

Number of votes gained by each voting choice:

IN FAVOR—752,742, 900 votes

AGAINST—zero votes

ABSTAINED—zero votes

RESOLUTION IS ADOPTED

Resolution adopted: Approve the transaction between MTS OJSC and Cetel B.V. under the Novation Agreement in accordance with which the rights and obligations of Cetel B.V. in respect of the acquisition of a 26% share in the authorized capital of JV UMC from Ukrtelecom OJSC on the basis of the Option Agreement are transferred to MTS OJSC.

MTS OJSC President	M.A. Smirnov

Affiliated Persons List

Mobile TeleSystems Open Joint Company

(Issuer’s code: 04715-A)

as of 31.12. 2002

Affiliated Persons List

Affiliated Person	Company Shares owned by Affiliated Person	Affiliated Person’s Share in the Authorized Capital
Name: Alexander Petrovich Vronets Place of Residence: Moscow, Russian Federation Grounds: Person is a member of Board of Directors (Supervisory Council) of Stock Company Date of Ground Occurrence: 21.06.2002	358 798	0.02%
Name: Alexander Jurjevich Goncharuk Place of Residence: Moscow, Russian Federation Grounds: Person is a member of Board of Directors (Supervisory Council) of Stock Company Date of Ground Occurrence: 21.06.2002	—	—
Name: Michael Guenther Place of Residence: Rheinbreitbach, Germany Grounds: Person is a member of Board of Directors (Supervisory Council) of Stock Company Date of Ground Occurrence: 21.06.2002	—	—
Name: Vassily Vasiljevich Sidorov Place of Residence: Russian Federation Moscow Grounds: Person is a member of Board of Directors (Supervisory Council) of Stock Company Date of Ground Occurrence: 21.06.2002	—	—

Name: Mikhail Alexeevich Smirnov
Place of Residence: Moscow, Russian Federation
Grounds: Person is a member of Board of Directors (Supervisory Council) of Stock Company
Date of Ground Occurrence: 21.06.2002

Ground: Person is entitled with power of a one-person executive body of Stock Company
Date of Ground Occurrence: 01.03.2000

Grounds: Person belongs to a group of persons to which the Joint Stock Company belongs.
Reasons for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company forms together with other persons fulfilling the duties in the Joint Stock Company more then 50 percent of the Board’s of Directors stuff of another legal entity.
Date of Ground Occurrence: 20.05.2002

	358 800	0.02%
Name: Gernot Taufmann Place of Residence: Berlin, Germany Grounds: Person is a member of Board of Directors (Supervisory Council) of Stock Company Date of Ground Occurrence: 21.06.2002	—	—
Name: Reiner Hartmut Hennicke Place of Residence: Moscow, Russian Federation Grounds: The person is a member of Board of Directors (Supervisory Council) of Stock Company Date of Ground Occurrence: 21.06.2002	—	—

Name: Far Eastern Cellular Systems-900 Close Joint Stock Company
Location: 44, Muraviev-Amursky Str., 680000, Khabarovsk, Russian Federation
Postal address: 44, Muraviev-Amursky Str., 680000, Khabarovsk, Russian Federation
Grounds: The entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which the entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage indirectly over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 10.08.2001

	—	—
Name: Invest- Sviaz- Holding Close Joint Stock Company Location: 10, Bldg.1, 8st Marta Str., 127083, Moscow, Russian Federation Postal address: 29, Bldg.2, Gagarinsky Per., 119034, Moscow, Russian Federation Grounds: The entity belongs to a group of entities to which the Joint Stock company belongs. Reason for which the entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the same legal entities over 50 per cent of the Board’s of Directors stuff and of this legal entity were elected. Date of Ground Occurrence: 21.06.2002	160 247 802	8.04%

Name: Mobile TeleSystems Close Joint Stock Company
Location: 18, Bldg.5, Teterinsky Per., 109004, Moscow, Russian Federation
Postal address: 18, Bldg.5, Teterinsky Per., 109004, Moscow, Russian Federation
Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity
Date of Ground Occurrence: 08.10.2001

Grounds: The person belongs to a group of persons to which the Joint Stock Company belongs.
Reason for which the person belongs to a group of persons to which the Joint Stock Company belongs: The person fulfilling the duties in the Joint Stock Company is simultaneously the one-person executive body of this entity.
Date of Ground Occurrence: 30.08.2002

	9 966 631	0.50%

Name: Novitel Plus Joint Stock Company
Location: 22, let.A, Liteiny Prosp., 191028, Saint- Petersburg, Russian Federation
Postal address: 22, let.A, Liteiny Prosp., 191028, Saint- Petersburg, Russian Federation
Grounds: The entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage indirectly over 50 per cent of the total number of votes related to shares which form the authorized capital of the entity.
Date of Ground Occurrence: 11.02.2002

	—	—

Name: Omsk Telephone Company Sviaz-Invest Close Joint Stock Company
Location: 39, Pushkin Str., 644024, Omsk, Russian Federation
Post address: 39, Pushkin Str., 644024, Omsk, Russian Federation
Grounds: The entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 03.04.2000

	—	—

Name: ReCom-Voronezh Close Joint Stock Company
Location: 11, Electrosignalnaja Str., 394026, Voronezh, Russian Federation
Post address: 11, Electrosignalnaja Str., 394026, Voronezh, , Russian Federation
Grounds: The entity belongs to a group of entities to which the Joint Stock company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity
Date of Ground Occurrence: 24.04.2001

	—	—

Name: Russian Telephone Company Close Joint Stock Company
Location: 18, Bldg.5, Teterinsky Per., 109004, Moscow, Russian Federation
Postal address: 18, Bldg.5, Teterinsky Per., 109004, Moscow, Russian Federation
Grounds: The entity belongs to a group of entities to which the Joint Stock company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 07.09.2001

Grounds: Person belongs to a group of persons to which the Joint Stock company belongs.
Reason for which this person belongs to a group of persons to which the Joint Stock company belongs: Person fulfilling the duties in the Joint Stock Company is simultaneously the one-person executive body of this entity.
Date of Ground Occurrence: 07.09.2001

	—	—
Name: Siberian Cellular Systems-900 Close Joint Stock Company Location: 53, Gorky Str., Novosibirsk, Russian Federation Postal address: 31, Youth Union 2nd Str., 630082, Novosibirsk, Russian Federation Grounds: The entity belongs to a group of entities to which the Joint Stock Company belongs. Reason for which this entity belongs to a group entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity. Date of Ground Occurrence: 10.08.2001	—	—

Name: Uraltel Close Joint Stock Company
Location: 145, Mamin-Sibiryak Str., 620075, Ekaterinburg, Russian Federation
Postal address: 4A, Asbestovy Per., 620067, Ekaterinburg, Russian Federation
Grounds: The entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 10.08.2001

Grounds: Person belongs to a group of persons to which the Joint Stock Company belongs.
Reason for which this person belongs to a group of persons to which the Joint Stock Company belongs: Persons fulfilling the duties in the Joint Stock Company and in the entities which form united person’s group with the Joint Stock Company form over 50 per cent of the Board’s of Directors stuff of this legal entity.
Date of Ground Occurrence: 14.06.2002

	—	—
Name: Andrej Konstantinovich Blinov Place of Residence: Moscow, Russian Federation Grounds: The person belongs to a group of persons to which the Joint Stock Company belongs. Reason for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company form together with other persons fulfilling the duties in the Joint Stock company over 50 per cent of the Board’s of Directors stuff of another legal entity. Date of Ground Occurrence: 20.05.2002	—	—
Name: Alexey Nikolaevich Bujanov Place of Residence: Moscow, Russian Federation Grounds: The person belongs to a group of persons to which the Joint Stock Company belongs. Reason for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company form together with other persons fulfilling the duties in the Joint Stock company over 50 per cent of the Board’s of Directors stuff of another entity. Date of Ground Occurrence: 22.04.2002	12 405	0.00%

Name: Andrey Valentinovich Vinogradov
Place of Residence: Moscow, Russian Federation
Grounds: The person belongs to a group of persons to which the Joint Stock Company belongs.
Reason for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company is simultaneously the one-person executive body of another entity.
Date of Ground Occurrence: 07.09.2001

Grounds: The person belongs to a group of persons to which the Joint Stock company belongs.
Reasons for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company forms together with other persons fulfilling the duties in the Joint Stock Company more then 50 percent of the Board’s of Directors stuff of another legal entity.
Date of Ground Occurrence: 10.11.2002

	—	—
Name: Yury Alexeevich Gromakov Place of Residence: Moscow, Russian Federation Grounds: The person belongs to a group of persons to which the Joint Stock company belongs. Reasons for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company forms together with other persons fulfilling the duties in the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of another legal entity. Date of Ground Occurrence: 10.11.2002	—	—
Name: Victor Nikolaevich Melnichuk Place of Residence: Moscow, Russian Federation Grounds: The person belongs to a group of persons to which the Joint Stock Company belongs. Reasons for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company forms together with other persons fulfilling the duties in the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of another legal entity. Date of Ground Occurrence: 14.06.2002	—	—
Name: Irina Olegovna Ostrjakova Place of Residence: Moscow, Russian Federation Grounds: The person belongs to a group of persons to which the Joint Stock company belongs. Reasons for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company forms together with other persons fulfilling the duties in the Joint Stock Company over 50 per cent of the collective executive body’s stuff of another legal entity. Date of Ground Occurrence: 10.12.2001	—	—
Name: Andrey Eduardovich Ushatsky Place of Residence: Moscow, Russian Federation Grounds: The person belongs to a group of persons to which the Joint Stock company belongs. Reasons for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company forms together with other persons fulfilling the duties in the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of another legal entity. Date of Ground Occurrence:28.05.2002	—	—
Name: Ilja Vitaljevich Chuprinko Place of Residence: Moscow, Russian Federation Grounds: The person belongs to a group of persons to which the Joint Stock company belongs. Reasons for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock Company forms together with other persons fulfilling the duties in the Joint Stock Company over 50 per cent of the collective executive body’s stuff of another legal entity. Date of Ground Occurrence: 10.12.2001	—	—
Name: T-Mobile International AG Location: Kennedyalle 1-5, 53175, Bonn, German Postal address: Kennedyalle 1-5, 53175, Bonn, Germany Grounds: The entity is entitled to manage over 20 per cent of the votes related to shares of the Company. Date of Ground Occurrence: 30.12.2002	721 536 738	36.20%

Name: Joint Stock Financial Corporation Sistema Open Joint Stock Company
Location: 20, Bldg.2, Spiridonovka Str., 103001, Moscow, Russian Federation
Postal address: 10, Leontyevsky Per., 103009, Moscow, Russian Federation

Grounds: The entity is entitled to manage over 20 per cent of the votes of the Company related to shares
Date of Ground Occurrence: 01.03.2000
Grounds: The entity belongs to a group of entities to which the Joint Stock Company belongs.

Reason for which the entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of this legal entity over 50 per cent of the Board’s of Directors stuff were elected.
Date of Ground Occurrence: 21.06.2002

	692 523 468	34.74%

Name: MOBILE TELESYSTEMS FINANCE S.A.
Location: 3 Avenue Pasteur, L-2311 Luxembourg
Postal address: 3 Avenue Pasteur, L-2311 Luxembourg
Grounds: The entity is entitled to manage over 20 per cent of the total number of votes related to shares (contribution, parts) which form the authorized capital of this legal entity.
Date of Ground Occurrence: 10.12.2001

Grounds: Entity belongs to a group of entities to which the Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 10.12.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a Group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the collective executive body’s stuff of this entity were elected.
Date of Ground Occurrence: 10.12.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: Persons fulfilling the duties in the Joint Stock Company form over 50 per cent of the collective executive body’s stuff of this legal entity.
Date of Ground Occurrence: 10.12.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a Group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to nominate over 50 percent of the collective executive body’s stuff of this legal entity.
Date of Ground Occurrence: 10.12.2001

	—	—

Name: Amur Cellular Communications Close Joint Stock Company
Location: 42, B. Khmelnitsky Str., 675000, Blagoveshchensk, Amur Region, Russian Federation
Postal address: 42, office 218,
B. Khmelnittsky Str. 675000,
Blagoveshchensk, Amur Region,
Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 01.03.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 01.03.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.

Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to nominate the one-person executive body of this entity.
Date of Ground Occurrence: 01.03.2000

	—	—

Name: Dontelcom
Close Joint Stock Company
Location: 19, Kajany Str., 344019,
Rostov-on-Don, Russian Federation
Postal address: 10, Beregovaja Str., 344002, Rostov-On-Don, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 23.09.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 27.09.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground Occurrence: 10.11.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: Persons fulfilling the duties in the Joint Stock Company form over 50 per cent of the Board’s of Directors stuff of this legal entity.
Date of Ground Occurrence: 10.11.2002

	—	—

Name: Kuban-GSM Close Joint Stock Company
Location: 61, Gimnasicheskaya Str., 350000, Krasnodar, Russian Federation
Postal address: 61, Gimnasicheskaya Str., 350000, Krasnodar, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 29.03.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 29.03.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground Occurrence: 28.06.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: Persons fulfilling the duties in the Joint Stock Company form over 50 per cent of the Board’s of Directors stuff of this legal entity.
Date of Ground Occurrence: 28.06.2002

	—	—

Name: Mobile TeleSystems—Nizhny Novgorod Close Joint Stock Company
Location: 11, Gagarin Prosp., 603002, Nizhny Novgorog, , Russian Federation
Postal address: 11, Gagarin Prosp., 603002, Nizhny Novgorog, Russian Federation

Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 22.01.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 22.01.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground Occurrence: 26.06.2002

	—	—

Name: MTS—Barnaul
Close Joint Stock Company
Location: 52, Dmitrov Str., Barnaul, Altai Territory, 656099, Russian Federation
Postal address: 129, Papanentsev Str., Barnaul, Altai Territory, 656031, Russian Federation
Grounds: Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 09.07.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 09.07.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to nominate the one-person executive body of this entity.
Date of Ground Occurrence: 09.07.2002

	—	—

Name: Rosico Close Joint Stock Company
Location: 29, Bld.2, Ryleev Str., 119034, Moscow, Russian Federation
Postal address: 18, Bld.5, Teterinsky Per., 109004, Moscow, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity
Date of Ground Occurrence: 01.03.2000

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.

Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 01.03.2000

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to nominate the one-person executive body of this entity.
Date of Ground Occurrence: 01.03.2002

	—	—

Name: Telecom-900 Close Joint Stock Company
Location: 29, Gagarinsky Pr., 119034, Moscow, Russian Federation
Postal address: 29, Gagarinsky Pr., 119034, Moscow, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 10.08.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 10.08.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to nominate the one-person executive body of this entity.
Date of Ground Occurrence: 27.06.2002

Grounds: Person belongs to a group of persons to which the Joint Stock Company belongs.
Reason for which this person belongs to a group of persons to which the Joint Stock Company belongs: Person fulfilling the duties in the Joint Stock company is simultaneously the one-person body of this legal entity.
Date of Ground Occurrence: 01.02.2002

	—	—

Name: Udmurd Digital Network-900
Close Joint Stock Company
Location: 278, Pushkinskaja Str., , 426000, Izhevsk Russian Federation
Postal address: 278, Pushkinskaja Str., 426000, Izhevsk , Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity
Date of Ground Occurrence: 01.03.2000

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 01.03.2000

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground of Occurrence: 04.06.2000

	—	—

Name: Firm Novitel Close Joint Stock Company
Location: 12, Bld.1, 1st Zapadny Proyezd, 103460, Zelenograd, Moscow, Russian Federation
Postal address: 16, office 720, Leningradskoje Shosse, 125171, Moscow, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 15.08.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs:The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 15.08.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground Occurrence: 20.05.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: Persons fulfilling the duties in the Joint Stock Company form over 50 per cent of the Board’s of Directorsstuff of this legal entity.
Date of Ground Occurrence: 20.05.2002

	—	—

Name: BM Telecom Limited Liability Company
Location: 37a, Luganskaya Str., 450096, Ufa, Bashkortostan, Russian Federation
Postal address: 37a, Luganskaya Str., 450096, Ufa, Bashkortostan, Russian Federation
Grounds: The joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 13.05.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 13.05.200

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to nominate the one-person executive body of this entity.
Date of Ground Occurrence: 13.0.2002

	—	—
Name: Mobile TeleSystems—T Limited Liability Company Location: Tver, Russian Federation Postal address: 1-a, Smolensky Per., 170000, Tver, Russian Federation Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity. Date of Ground Occurrence: 01.03.2000	—	—

Name: Wireless Information Technologies Limited Liability Company
Location: 9, Vercknjaja Krasnoselskaja Str.,, 107140, Moscow, Russian Federation
Postal address:13/14, Vorontsovskaja Str., 107140, Moscow, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 18.10.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity
Date of Ground Occurrence: 18.10.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to nominate the one-person executive body of this entity.
Date of Ground Occurrence: 18.10.2002

	—	—
Name: Mobil TeleSystems—Kostroma Limited Liability Company Location: 1, Podlipaev Str., Kostroma 156005, Russian Federation Postal address: 1, Podlipaev Str., Kostroma 156005, Russian Federation Grounds: The joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity. Date of Ground Occurrence: 01.03.2000	—	—
Name: Mobil TeleSystems in Komi Republic Limited Liability Company Location: 30, Communisticheskaya Str., 167610, Syktyvkar, Komi Republic, Russian Federation Postal address: 30, Communisticheskaya Str., 167610, Syktyvkar, Komi Republic, Russian Federation Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity. Date of Ground Occurrence: 01.03.2000	—	—

Name: Mobil Communications Systems
Open Joint Stock Company
Location: 79, Kuibyshev Str., 644001, Omsk, Russian Federation
Postal address: 79, Kuibyshev Str., 644001, Omsk, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 03.04.2000

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 03.04.2000

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground Occurrence: 20.05.2002

Grounds: Person belongs to a group of persons to which the Joint Stock Company belongs.
Reason for which this person belongs to a group of persons to which the Joint Stock Company belongs: Persons fulfilling the duties in the Joint Stock Company and in the legal entities which form a united group with the Joint Stock company form over 50 per cent of the Board’s of Directorsstuff of this legal entity.
Date of Ground Occurrence: 20.05.2002

	—	—

Name: Mobile Telematic Positioning Systems Open Joint Stock Company
Location: 12, Bldg.2, Petrovsky bulv., 103051, Moscow, Russian Federation
Postal address: 12, Bldg.2, Petrovsky bulv., 103051, Moscow, Russian Federation
Grounds: The Joint Stock Company is entitled tomanage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 26.04.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 26.04.2002

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground Occurrence: 26.06.2002

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Name: ReCom Open Joint Stock Company
Location: 19, Leskov Str., 302027, Orel, Russian Federation
Postal address: 16, Turgenev Str., 302028, Orel, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 01.03.2000

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity.
Date of Ground Occurrence: 24.04.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground Occurrence: 22.04.2002

	—	—

Name: Telecom-XXI Open Joint Stock Company
Location: 51, Shpalernaya Str., Saint- Petersburg, 193015, Russian Federation
Postal address: 51, Shpalernaya Str., Saint- Petersburg, 193015, Russian Federation
Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity.
Date of Ground Occurrence: 14.05.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: On proposal of the Joint Stock Company over 50 per cent of the Board’s of Directors stuff of this legal entity were elected.
Date of Ground Occurrence: 14.05.2001

Grounds: Entity belongs to a group of entities to which the Joint Stock Company belongs.
Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: The Joint Stock Company is entitled to nominate the one-person executive body of this entity.
Date of Ground Occurrence: 21.08.2002

	—	—
Name: Mobile TeleSystems Limited Liability Company Location: 95, F.Skorina Prsp., Minsk 220043, Byelorus Republic Postal address: 95, F.Skorina Prsp., Minsk 220043, Byelorus Republic Grounds: The Joint Stock Company is entitled to manage over 20 per cent of votes related to shares (contributions, parts) which form the authorized capital of this entity. Date of Ground Occurrence: 04.04.2002	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ MIKHAIL SMIRNOV
		Name:	Mikhail Smirnov
		Title:	President

Date: February 05, 2003